EXHIBIT 7.02

Fosun Industrial Co., Limited
c/o Shanghai Fosun Pharmaceutical Group Co., Ltd.
9th Floor, No.2 East Fuxing Road,
Shanghai 200010, PRC
Attention: Qiao Yang

Roberta Lipson
c/o Chindex International, Inc.
4340 East West Highway
Bethesda, MD 20814
Attention: Chief Executive Officer and Corporate Secretary

April 18, 2014

Ladies and Gentlemen:

Reference is made to the Support Agreement (as may be amended, supplemented and restated from time to time, the “Support Agreement”), dated as of February 17, 2014, by and among Healthy Harmony Holdings, L.P., a Cayman Islands limited partnership (“Parent”), TPG Asia VI, L.P. (“Sponsor”) and the existing shareholders of Chindex International, Inc., a Delaware corporation (the “Company”), named therein. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Support Agreement.

Whereas, pursuant to Section 9(a) of the Support Agreement, Sponsor, Ms. Roberta Lipson and Significant Stockholder agree to promptly following the date of the Support Agreement use their reasonable best efforts to negotiate and enter into a shareholders agreement (the “Shareholders Agreement”) which shall reflect the terms set forth in the Term Sheet attached as Exhibit B to the Support Agreement.

Whereas, Sponsor, Ms. Roberta Lipson and Significant Stockholder agree to amend the Shareholders Agreement to reflect the terms set forth in the term sheet attached hereto as Exhibit A.

NOW, THEREFORE, Sponsor, Ms. Roberta Lipson and Significant Stockholder hereby agree as follows:

1. Amendment of the Shareholders Agreement.  Promptly following the execution of the Shareholders Agreement, Sponsor, Ms. Roberta Lipson and Significant Stockholder shall amend the Shareholders Agreement to reflect the terms set forth in the term sheet attached hereto as Exhibit A.

Please indicate your agreement to the foregoing by signing and returning to the undersigned a copy of this letter agreement.

Very truly yours,

TPG ASIA VI, L.P.
By: TPG Asia GenPar VI, L.P., its general partner
By: TPG Asia GenPar VI Advisors, Inc., its general partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

Accepted and agreed:

Fosun Industrial Co., Limited

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of the Board of Directors

Roberta Lipson

By:	/s/ Roberta Lipson

[Signature Page to Letter Agreement]

EXHIBIT A

Term Sheet

Project Healthy
Shareholder Rights Term Sheet

This is a non-binding outline of the principal terms relating to the corporate governance, transfer restrictions and exit options of Parent after the closing of the acquisition of Healthy by Ms. Roberta Lipson, Ms. Elyse Silverberg and Mr. Lawrence Pemble (such individuals, the “Management Shareholders”), TPG Asia VI, L.P. (“Sponsor”) and Fosun Industrial Co., Limited (“Significant Shareholder”, and together with Sponsor and Management Shareholders, the “LP Holders”) and does not constitute an offer or proposal capable of acceptance. It is for discussion purposes only.

Post-Closing Capital Structure	•
Sponsor will own 47.6%, Management Shareholders will own 4.3%[1] and Significant Shareholder will own 48.1% of the limited partnership interests (“LP Interests”) of Parent post-closing, and Sponsor will own 48.1%, Management Shareholders will own 3.3% and Significant Shareholder will own 48.6% of the LP Interests of Parent after the completion of the “Primary Financing Commitment” described below.[2]

Board of Directors	•
The board of directors of Parent (the “Board”) will be comprised of 9 directors, including 3 appointed by Sponsor, 3 appointed by Significant Shareholder, and 3 appointed by Management Shareholders (which three shall initially be Ms. Lipson, Ms. Silverberg and Mr. Pemble); provided that (i) each of Sponsor, Significant Shareholder and Roberta Lipson, on behalf of the Management Shareholders, shall have the right to (A) remove any director appointed by it or them, and (B) appoint the replacement for any retiring or removed director it or they initially appointed, subject to the approval of the Board, and (ii) any of the Sponsor, Significant Shareholder and Management Shareholders shall lose its or their rights to appoint (A) 1 director when it or they (as a group)  no longer own at least 67% of the post-closing LP Interests owned by it or them, (B) 2 directors when it or they (as a group) no longer own at least 33% of the post-closing LP Interests owned by it or them and (C) any directors when it or they (as a group) no longer own any LP Interests.

o
Each director shall be entitled to one vote on all matters that come before the Board and all decisions of the Board will require the  approval of a majority of the directors, except as otherwise provided below under “Reserved Matters”.

o
The quorum for any meeting of the Board shall be a simple majority of the directors, with at least 1 director appointed by each of Sponsor, Significant Shareholder and Management Shareholders present; provided that with respect to the enforcement of any right of the Company against any shareholder that would require the Board’s approval, the quorum requirement for the presence of such shareholder’s Board representative(s) shall be waived.

1 Share count information based on the Equity Incentive Plan and Shareholder Register as of February 7, 2014, respectively. Existing options are calculated based on treasury method. Significant Stockholder will own 0.5% more LP Interests than Sponsor upon closing.
2 The parties shall have the same ownership at the GP level as well as the LP level. The Board arrangements will be adopted at the GP level. Assumes Primary Financing Commitments of US$130mm in total.

	•	1 director appointed by Sponsor and 1 director appointed by Significant Shareholder will be co-chair of the Board. If Ms. Lipson is removed as CEO for any reason other than a Violation of Law Removal, she will be appointed as sole chair of the Board as long as she remains a director of the Board.

The rights of board designation will be replicated for Healthy and each wholly-owned direct subsidiary of Healthy, including Chindex Healthcare Holdings, Chindex Healthcare Holdings (Maritius), Chindex Medical Holdings (BVI) Ltd. and Chindex China Healthcare Finance LLC. Each of Sponsor and Significant Shareholder shall have the right to appoint an observer to the board of each of the indirect subsidiaries of Parent and receive a copy of all relevant board materials, subject to the approval of other shareholders in such indirect subsidiaries (if required); provided, however, that CEO shall use reasonable best efforts to secure such approval. Each director of the indirect subsidiaries of Parent appointed by a Group Company (as defined below) shall take all actions in accordance with the Board’s decisions and shall not take any action that is inconsistent with a resolution of the Board.

Board Committees	•	The Board will form an Executive Committee with 3 members, consisting of 1 director appointed by Management Shareholders (which initially shall be Ms. Lipson), 1 director appointed by Sponsor and 1 director appointed by Significant Shareholder.

		o	The Executive Committee will meet at least once a month to discuss the management of Parent and its direct and indirect subsidiaries (collectively, the “Group” and each a “Group Company”) and will be responsible for implementing decisions and matters approved by the Board, including without limitation the following matters:

			▪	Monthly review of operational and financial performance / key performance indicators

			▪	Capital expenditures

			▪	Financing

			▪	IPO

			▪	Mergers, acquisitions and other fundamental transactions.

•
Any transaction between any Group Company and CML that involves payment by or to any Group Company in an amount equal to or in excess of 10% of the aggregate payment made in the previous fiscal year by or to the Group in each of the loan, equipment and consumables categories will require the unanimous approval of the Executive Committee.  The Board will form an Audit Committee with 3 members, consisting of 1 director appointed by Management Shareholders (which initially shall be Mr. Pemble), 1 director appointed by Sponsor and 1 director appointed by Significant Shareholder.  The Audit Committee will be responsible for overseeing financial reporting of the Group and approving the financial statements of any Group Company. All decisions of the Audit Committee will require the approval of a majority of the members thereof.

	•	The Board will form a Remuneration Committee with 3 members, consisting of the co-chairmen of the Board and 1 director appointed by Management Shareholders (which initially shall be Ms. Silverberg). The Remuneration Committee will be responsible for determining or modifying the compensation of, or any significant changes to the terms of appointment of, the CEO, the CFO and the COO. It will also be responsible for determining the size and composition of the pool of compensation available for distribution to eligible managers (the composition of such eligible managers at and following the closing of the acquisition of Healthy shall be proposed by the CEO, subject to approval by the Remuneration Committee). The allocations of such pool among the eligible managers shall be solely the decision of the CEO. All decisions of the Remuneration Committee will require the approval of a majority of the members thereof.

Management
The CEO, Sponsor and Significant Shareholder shall have the sole right to jointly nominate (i) the COO of the Company after the 1st anniversary of the closing of the proposed transaction and (ii) the CFO of the Company, in each case subject to the approval of the CEO (so long as Ms. Lipson is the CEO). The CEO, Sponsor and Significant Shareholder shall jointly nominate the COO of the Company as soon as possible after the 1st anniversary of the closing of the proposed transaction.

The CEO shall have the right to nominate any manager or officer who directly reports to the CEO; provided that the Board shall have the right, by majority vote, to remove any manager or officer who directly reports to the CEO if Underperformance has occurred.

The Board shall have the right, by majority vote, to remove the general manager of each of the Qingdao, Guangzhou, Haidian, Puxi and Pudong projects if Underperformance has occurred.

The Board shall be responsible for setting the overall strategy of the Company, which shall be based on an overarching value of commitment to the quality of care, and for oversight of the management of the Company.  Other than matters that are reserved for the Board set forth in the section entitled “Reserved Matters” below, all decisions regarding day-to-day management of the Group shall be delegated to the senior management team, subject to the oversight of the Board and as delegated by it to the Executive Committee, Audit Committee and Remuneration Committee as set forth above.

Post-Closing Matters	Upon the closing of the proposed transaction:

	•	The Board will create a new employee incentive program; such plan will include, without limitation, cash and equity incentive programs at such levels and on such terms that are no less favorable to employees than the current programs;

	•	The Board shall appoint a CFO within 100 days after the closing; and

	•	The Board shall appoint one of the Big Four audit firms as the Company’s independent auditor.

Monitoring Fees
In consideration of services to be provided by Sponsor and Significant Shareholder to the Group, Parent, affiliates of Sponsor and affiliates of Significant Shareholder will enter into an agreement at the closing of the proposed transaction providing for the payment by Parent of a periodic monitoring fee in an aggregate annual amount equal to US$250,000 per year plus reasonable out-of-pocket expenses (not to exceed US$25,000 in the aggregate per year) to each of (i) Sponsor or its affiliates and (ii) Significant Shareholder or its affiliates in consideration of services to be provided to the Group.  No fees for additional services to be provided by Sponsor and Significant Shareholder or its affiliates to the Group will be charged, unless agreed to in advance in writing by the CEO.

Reserved Matters	The following matters with respect to the Group will require unanimous approval of the Board:

	•	Any amendment, alteration or modification of the constitutional documents of any Group Company.

	•	Any change of the rights, preferences or privileges of the LP Interest or securities of any Group Company.

	•	Any alteration of the country of incorporation, registration or corporate form of any Group Company.

•
Change of Ms. Roberta Lipson as CEO during the three-year period beginning January 1, 2014, unless (i) Underperformance has occurred, (ii) Ms. Lipson directly or indirectly transfers more than 20% of her post-closing LP Interests prior to an IPO or (iii) Ms. Lipson (A) has violated, or caused any Group Company to violate, any applicable law or regulations or (B) has committed fraud (in each case of (A) and (B), as finally adjudicated by a court of competent jurisdiction); provided that in the case of (A), such violation has resulted in or would reasonably be expected to result in (x) a material adverse effect to any Group Company whose revenue, profit or assets represent no less than 10% of the Group’s consolidated revenue, profit or assets or (y) a material adverse effect to the Group, taken as a whole. (For the avoidance, of doubt, this means that if (i) Underperformance has occurred, (ii) Ms. Lipson sells more than 20% of the post closing LP Interests prior to an IPO or (iii) Ms. Lipson has violated, or caused the Group to violate, any applicable law, regulation or regulations or has committed fraud as set forth above, she can be removed as CEO with a simple majority vote of the Board (“Violation of Law Removal”).)

•	Any capital expenditure for a category[3] in each market 10% below or in excess of the annual budget for such category in such market approved by the Board.

•	Any merger or consolidation, or sale of all or substantially all of the assets of any Group Company, other than pursuant to the exercise of drag along rights described under “Exit Provisions” below.

•	Instituting any proceeding in connection with re-organization, insolvency, winding up, liquidation, bankruptcy, administration, receivership, dissolution or similar event of any Group Company.

•	Adopting or amending any equity incentive plan.

•	Redeeming or repurchasing the LP Interest of Parent.

•	Any transaction with any shareholder or a party affiliated with a shareholder, other than transactions (i) set forth in “Monitoring Fees” above, (ii) between Parent and any other Group Company or (iii) between any Group Company and CML that involve payment by or to any Group Company for any fiscal year in an aggregate amount not in excess of 110% of the aggregate payment made in the previous fiscal year by or to the Group in any of the loan, equipment and consumables categories.

•	Any issuance of LP Interests or other equity securities, other than (i) pursuant to equity incentive plans approved by the Board and (ii) as described under “Primary Capital Financing” below.

•
Any agreement or understanding reached within 12 months after the closing of the proposed transaction regarding the spin-off of CML; provided that Sponsor, Significant Shareholder and Management Shareholders shall negotiate in good faith regarding the terms and conditions of such spin off during such 12 month period. For the avoidance of doubt, agreements or understandings reached after the date that is 12 months after the closing of the proposed transaction regarding the spin-off of CML shall not require unanimous approval of the Board.

3 Category to include maintenance, construction, equipment, new clinic and IT.

For the avoidance of doubt, with respect to the enforcement of any right of the Company against any shareholder that would require the Board’s approval, the Board representatives of such shareholder shall recuse themselves from board deliberations of such enforcement actions.

Voting	Each LP Holder and other holders of LP Interests and GP Interests will vote their interests in accordance with the decisions of the Board.

Transfer Restrictions
No LP Holder shall directly or indirectly transfer any of its, his or her LP Interests prior to an IPO, unless (i) it, he or her has first complied with the requirements described under “Right of First Offer” below or (ii) such transfer is pursuant to an employee incentive repurchase program established by the Board to provide liquidity for management members and doctors and approved by the Board.

If Mr. Pemble or Ms. Silverberg directly or indirectly transfers more than 20% of his or her post-closing LP Interests prior to an IPO, he or she can be removed as a director of any Group Company with a simple majority vote of the Board.

Right of First Offer
Prior to an IPO, any valid direct or indirect transfer of LP Interests by Sponsor, Management Shareholders or Significant Shareholder (other than permitted transfers, transfers in connection with an IPO or consequent upon the exercise of drag along rights described under “Exit Provisions” below) shall be subject to a customary right of first offer by the other parties on a pro rata basis; provided that in the event of a valid direct or indirect transfer of LP Interests by a Management Shareholder, the transferring Management Shareholder's LP Interests shall first be subject to a right of first offer by the other Management Shareholders on a pro rata basis, and any LP Interests with respect to which such right was not exercised will then be subject to the customary right of first offer by the other parties on a pro rata basis.

In the event any of Sponsor, Management Shareholders or Significant Shareholder does not wish to exercise its, his or her full pro rata share of the right of first offer, the other parties may take up the unacquired allocation of each non-purchasing party, on a pro rata basis.

Pre-Emptive Rights
In connection with any direct or indirect issuances of LP interests, equity-linked or voting securities by Parent or the Company (“New Interests”), each LP Holder shall have the right to subscribe for such New Interests in proportion to its ownership of Parent, subject to exceptions for issuances in an IPO, issuances to employees pursuant to any employee stock ownership plan or other incentive or profit sharing program approved by the Board, issuances to sellers or partners in connection with acquisitions or strategic partnership by any Group Company, and other customary exceptions.

In the event that Sponsor or Significant Shareholder does not wish to exercise its full pro rata share of pre-emptive rights, the other party may take up the unacquired allocation of such non-subscribing party.

Repurchase of Employee Shares
Prior to an IPO, the Board shall consider in good faith for the Parent to purchase (i) up to 25% of the LP Interests and/or options held by each management member and doctor (other than Ms. Roberta Lipson, Ms. Elyse Silverberg and Mr. Lawrence Pemble) at the time of such purchase, upon such management member’s or doctor’s written request and (ii) with respect to any management member (other than Ms. Roberta Lipson, Ms. Elyse Silverberg and Mr. Lawrence Pemble) who has rolled more than 50% of his or her equity in connection with the proposed transaction (the amount by which the percentage of his or her equity interest rolled over in connection with the proposed transaction in the total equity interest owned by such person immediately before the consummation of the proposed transaction exceeds 50%, the “Excess Amount”), up to the Excess Amount of his or her LP Interests and/or options, in the case of (i) and (ii), at a price equal to the fair market value of such LP Interests or options as determined in good faith by the Board; provided that, in the case of (i), the Board shall only consider for Parent to purchase over a five-year period up to an aggregate of 25% of all of the outstanding LP Interests and/or options held by such management member or doctor; provided, further, that, in the case of (i) and (ii), the Board shall, in no event, be required to consider for Parent to purchase any such LP Interests and/or options if such purchase would reasonably be expected to adversely  impact the future cash flow or operations of the business of Parent.

Exit Provisions	If an IPO of the Company on an internationally recognized stock exchange does not occur by the 3rd anniversary of the closing of the proposed transaction, Sponsor shall have the right from such 3rd anniversary (as may be suspended by the proviso below, the “Sponsor Drag Initiation Date”) to require Management Shareholders and Significant Shareholder to transfer all of their LP Interests to any third party to whom Sponsor wishes to transfer all of its LP Interests at the same price and on the same terms; provided that such 3 year period shall be suspended if good faith preparation for a bona fide IPO on an internationally recognized stock exchange has commenced, including that the Company has appointed underwriter(s) of international reputation for such IPO, by such time until the earlier of (i) the termination or abandonment of such IPO and (ii) the date that is 9 months after the 3rd anniversary of the closing of the proposed transaction; provided, further, that Management Shareholders and Significant Shareholder shall have a right of first offer to purchase the LP Interests proposed to be sold by Sponsor. Sponsor shall have the right to transfer its LP Interests to a third party at terms more favorable to Sponsor than those offered by Management Shareholders or Significant Shareholder, in which case, the drag along right of Sponsor shall apply; provided that, prior to the 5th anniversary of the closing of the proposed transaction, the drag along right of Sponsor shall only apply if the per LP Interest price in such drag along sale is at least equal to 2.0 times the per LP Interest price paid in the proposed transaction.

If an IPO of the Company on an internationally recognized stock exchange does not occur by the 5th anniversary of the Sponsor Drag Initiation Date (such date, the “Significant Shareholder Drag Initiation Date”), Significant Shareholder shall have the right to require Management Shareholders and Sponsor to transfer all of their LP Interests to any third party to whom Significant Shareholder wishes to transfer all of its LP Interests at the same price and on the same terms; provided that Management Shareholders and Sponsor shall have a right of first offer to purchase the LP Interests proposed to be sold by Significant Shareholder. Significant Shareholder shall have the right to transfer its LP Interests to a third party at terms more favorable to Significant Shareholder than those offered by Management Shareholders or Sponsor, in which case, the drag along right of Significant Shareholder shall apply.

Exit Acknowledgement
Sponsor, Management Shareholders and Significant Shareholder acknowledge that Sponsor will be looking for medium-term liquidity and each of Sponsor, Management Shareholders and Significant Shareholder shall use its reasonable best efforts to facilitate (i) an IPO of the Company within 5 years after the closing of the proposed transaction, and (ii) if an IPO is not achieved within such 5 years, a sale of the Company that maximizes shareholder value for all Sponsor and the other shareholders of Parent.

Tag-Along Right
Prior to an IPO, Sponsor, Management Shareholders and Significant Shareholder shall each have the right to sell its LP Interests to any third party or other LP Holder to whom any other of them wishes to transfer LP Interests at the same price and on the same terms on a pro rata basis.

Primary Financing Commitment
Concurrently with the execution of the merger agreement providing for the acquisition of Healthy, Sponsor and Significant Shareholder are providing separate equity commitment letters in respect of their respective commitment, on the terms and subject to the conditions set forth in the relevant equity commitment letter and the form subscription agreement attached thereto, to purchase additional LP interests of Parent (i) initially in an aggregate amount equal to US$90 million at the valuation of $19.50 per LP Interest and (ii) subsequently in an aggregate amount equal to US$40 million on the same valuation of $19.50 per LP Interest or, if the definitive agreement for such subscription is executed more than 6 months after the closing of the proposed transaction, on fair market valuation at such time.

Notwithstanding anything herein to the contrary, all rollover management shareholders shall have the right to participate in the Primary Financing Commitment, on a pro rata basis (on the basis of the intended capital structure immediately upon closing, as reflected on page 1 of this term sheet), with respect to any LP interests issued at a price of $19.50 per unit (i.e., the initial subscription and the subsequent subscription effected within 6 months after the closing date of the proposed transaction).  Sponsor and Significant Stockholder shall use commercially reasonable efforts to help arrange financing for such subscription by such rollover management shareholders.

Concurrently with the consummation of the Primary Financing Commitment, Parent shall issue options to the rollover management shareholders to purchase additional LP Interests, such that their pro rata ownership of Parent’s equity shall not be diluted by the difference between the issuance price and the fair market valuation of such LP Interests, not taking into account any participation by such rollover management shareholders in the Primary Financing Commitment.  The LP Holders hereby acknowledge that the fair market valuation of per LP Interest within 6 months after the closing of the proposed transaction equals to the Merger Consideration.

Information Rights
Each LP Holder will have customary information and inspection rights, including reasonable access to the Company’s senior management team, premises and books and records, subject to such LP Holder holding at least 5% of the outstanding LP Interests.   In principle this access will occur at the monthly executive review meeting.  If additional access is necessary, appointments will be booked with reasonable advance notice through the CEO’s administrative assistant which shall not be unreasonably delayed or withheld.

Independent Investigation
Each party is an informed and sophisticated participant in the transactions contemplated hereby and has undertaken such investigation as it has deemed necessary in connection the transactions contemplated hereby.

Each party acknowledges that it is relying on its own investigation and analysis in entering the transactions contemplated hereby and has consulted its own legal, tax, financial and accounting advisors to determine the merits and risks thereof.

Confidentiality
The provisions of this term sheet and the fact of its existence are confidential and, except as required by applicable law, regulation or rule of applicable securities exchange, no party shall directly or indirectly, disclose, reveal, divulge, publish or otherwise make known to any person any of the provisions of this term sheet or the fact of its existence save that each party may make disclosure to those of its officers, employees and advisers who need to be aware of the provisions of this term sheet in order to facilitate the matters contemplated herein; provided that the party relying on this exception shall be and remain responsible for the failure by any such person to whom disclosure is to be made to maintain the confidentiality of this term sheet and the fact of its existence.

Governing Law	This term sheet shall be governed by the laws of Delaware.

Legal and Binding
This term sheet is not intended, and shall not be deemed, to create any binding obligation between the parties to this term sheet.  Except for sections entitled “Confidentiality” and “Governing Law” and this section, which shall constitute a legally binding and enforceable contract between the parties to this term sheet, none of the parties shall be bound in any way in connection with this term sheet unless and until the parties execute a definitive agreement, and then shall be bound only in accordance with the terms of such agreement.

Schedule I
Underperformance

“Underperformance” means:

(i) with respect to the CEO, that the Company has missed its operating EBITDA4 thresholds on a cumulative basis over any two successive years from January 1, 2014 by more than 25% in the aggregate other than due to Force Majeure. The parties agree that the operating EBITDA thresholds shall be set based on the lower of (i) the management five-year plan provided to Sponsor and Significant Shareholder and (ii) the Company’s annual budget approved by the Board;

(ii) with respect to the managers or officers who directly report to the CEO, that the Company has missed the individual cash bonus key performance indicator thresholds set by the CEO as part of the bonus program pursuant to discussions with the Remuneration Committee on a cumulative basis over any two successive years from January 1, 2014 by more than 25% in the aggregate other than due to Force Majeure; and

(iii) with respect to the general manager of each of the Qingdao, Guangzhou, Haidian, Puxi and Pudong projects, the project for which such general manager is responsible has missed its Revenue threshold on a cumulative basis over any two successive years from January 1, 2014 by more than 25% in the aggregate other than due to Force Majeure.  The parties agree that the Revenue thresholds shall be set based on the lower of (i) the management five-year plan with respect to such project provided to Sponsor and Significant Shareholder and (ii) the Company’s annual budget with respect to such project approved by the Board.

"Force Majeure" means the missing of operating EBITDA, key performance indicator thresholds or Revenue threshold, as applicable, solely due to any effect, event, circumstance, occurrence or change arising out of acts or terrorism or sabotage, the outbreak, escalation or worsening of hostilities, man-made disasters, natural disasters or other acts of god, including disease outbreaks that keep patients away from the hospital, and change in government policies or enforcement thereof that did not have a disproportionate effect on the Company as compared to other companies in the operation of premium private or VIP and International departments of Class IIIA hospitals and/or clinics in markets in which the Group has hospitals or clinics.

4 Operating EBITDA excludes one-time items.